Mail Stop 3561
								January 27, 2006

Ms. Brenda M. Galgano
Chief Financial Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ  07645

Re:	The Great Atlantic & Pacific Tea Company, Inc.
	Form 10-K for the fiscal year ended February 26, 2005
	File No. 1-4141

Dear Ms. Galgano:

      We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to
expand our review to other portions of your document.    Where
indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 26, 2005

Management`s Discussion and Analysis

Store Operating, General and Administrative Expense

1. Please describe to us how the vacation entitlement practice changed such that there was a reduction in the vacation accrual of $8.6 million and tell us the nature of the change, if any, in accounting. Refer to APB 20. Please advise and revise as appropriate.
2. We note the increase in SG&A of Canada is described as due mainly
to overhead costs previously charged to the U.S. now charged to
Canada.   Please tell us why there was a change and what
consideration was given to disclosing the corresponding
information
for earlier periods in the same manner as the current period here
and
in the notes to the financial statements.  Reference is made to
SFAS
131.
*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

      						Sincerely yours,


      						Michael Moran
      						Branch Chief



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Ms. Brenda M. Galgano
The Great Atlantic & Pacific Tea Company, Inc.
January 27, 2006
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